82-2435



RECEIVED
2005 MAR 31 P 1:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



# HAWKEYE
## GOLD & DIAMOND INC.

SUPPL

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

*(Unaudited – Prepared by Management)*
*Consolidated Financial Statements for the Second Quarter ended November 30, 2004;*
*Notes to the Consolidated Financial Statements for the Second Quarter ended November 30, 2004; and*
*Form 51-102F1 - Management Discussion and Analysis - for the Second Quarter ended November 30, 2004*


HAWKEYE
GOLD & DIAMOND INC.

January 28, 2005

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

**Attention:** **British Columbia Securities Commission**

To whom it may concern:

**RE:** **HAWKEYE GOLD & DIAMOND INC. (the "Company")**
**- November 30, 2004 Quarterly Report -**

Please accept this letter as confirmation that the Company's November 30, 2004 Quarterly Report has been mailed to the Issuer's shareholders of record on its supplemental mailing list and that the following documents were included in the mailing:

*A]* *The Company's November 30, 2004 (Unaudited – Prepared by Management) Consolidated Financial Statements;*

*B]* *The Notes to the November 30, 2004 (Unaudited – Prepared by Management) Consolidated Financial Statements; and*

*C]* *The Issuers Management Discussion and Analysis Report (Form 51-102F1) for its second quarter ended November 30, 2004.*

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

**HAWKEYE GOLD & DIAMOND INC.**
Per:



Greg Neeld
President & CEO

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 ◦ Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE – HKO


HAWKEYE
GOLD & DIAMOND INC.

# FINANCIAL STATEMENTS

## ISSUER DETAILS

| | |
|---|---|
| For the Second Quarter Ended: | November 30, 2004 |
| Date of the Report: | January 28, 2005 |
| Name of Issuer: | HAWKEYE GOLD & DIAMOND INC. |
| Issuers Address: | Suite 2701 – 1188 Quebec Street<br>Vancouver, BC, Canada V6A 4B3 |
| Issuer Phone Number: | (604) 878-1339 |
| Issuer Fax Number: | (604) 689-0720 |
| Issuer Email Address: | hko@hawkeyegold.com |
| Issuer Website Address: | www.hawkeyegold.com |
| Contact Person: | Greg Neeld |
| Contact Position: | President & CEO |
| Contact Phone Number: | (604) 878-1339 |
| Contact Email Address: | greg@hawkeyegold.com |

**CERTIFICATE**

The management prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the Issuers Second Quarter ended November 30, 2004 required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

**Directors Name:** *"Greg Neeld"*
Greg Neeld
**Date Signed:** January 28, 2005

**Directors Name:** *"Andree Plourde"*
Andree Plourde
**Date Signed:** January 28, 2005

## HAWKEYE GOLD & DIAMOND INC.

Consolidated Financial Statements

November 30, 2004

(Unaudited – Prepared by Management)

## Index

**NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102**

The accompanying interim financial statements of HAWKEYE Gold & Diamond Inc. as at November 30, 2004 and for the six-month period then ended have not been reviewed by an auditor.

## HAWKEYE GOLD & DIAMOND INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

| | November 30, 2004 | May 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 23,509 | $ - |
| Accounts receivable | 4,091 | 5,302 |
| Exploration advances | 272,500 | - |
| Prepaid expenses and deposits | 4,559 | 4,559 |
| | 304,659 | 9,861 |
| **Equipment** (note 5) | 13,114 | 5,183 |
| **Mineral property interests** (note 6) | 121,119 | 58,856 |
| | $ 438,892 | $ 73,900 |
| **LIABILITIES** | | |
| **Current** | | |
| Bank indebtedness | $ - | $ 6,107 |
| Accounts payable and accrued liabilities | 233,058 | 281,434 |
| | 233,058 | 287,541 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share capital** (note 7) | 6,971,963 | 6,243,629 |
| **Share subscriptions received** (note 7) | - | 77,500 |
| **Contributed surplus** (note 8) | 104,267 | 104,267 |
| **Deficit** | (6,870,396) | (6,639,037) |
| | 205,834 | (213,641) |
| | $ 438,892 | $ 73,900 |

**uture operations** (note 2)

**pproved by the Directors:**



Greg Neeld



Andrea Plourde

## HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

| | Three months ended November 30, 2004 | Three months ended November 30, 2003 | Six months ended November 30, 2004 | Six months ended November 30, 2003 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Advertising, entertainment, and promotion | $ 11,138 | $ 3,738 | $ 27,647 | $ 4,112 |
| Amortization | 922 | - | 1,843 | - |
| Automobile | 121 | 955 | 673 | 1,261 |
| Bank charges, interest, and penalties (recovery) | (581) | 9,084 | 2,559 | 20,903 |
| Consulting fees | 10,900 | - | 27,755 | 500 |
| Filing and regulatory fees (recovery) | (1,877) | 5,601 | 75 | 7,076 |
| Office and miscellaneous | 9,333 | 5,679 | 17,529 | 7,727 |
| Professional fees | 29,898 | 19,124 | 50,082 | 20,127 |
| Public relations | 1,250 | 779 | 1,250 | 879 |
| Rent | 3,700 | 6,747 | 9,946 | 12,314 |
| Stock-based compensation | - | 31,761 | - | 31,761 |
| Telecommunications | 5,495 | 6,247 | 8,286 | 10,427 |
| Transfer agent | 6,838 | 5,868 | 9,207 | 9,591 |
| Travel and convention | - | - | 15,157 | - |
| Wages and benefits | 25,700 | 24,175 | 59,350 | 47,395 |
| | 102,837 | 119,758 | 231,359 | 174,073 |
| **Loss for the period** | (102,837) | (119,758) | (231,359) | (174,073) |
| **Deficit,** beginning of period | (6,767,559) | (5,377,681) | (6,639,037) | (5,323,366) |
| **Deficit,** end of period | $ (6,870,396) | $ (5,497,439) | $ (6,870,396) | $ (5,497,439) |
| **Loss per share** - basic and diluted | $ (0.01) | $ (0.03) | $ (0.03) | $ (0.04) |
| **Weighted average number of common shares outstanding** - basic and diluted | 9,039,699 | 4,706,516 | 7,950,187 | 4,396,026 |

## HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

| | Three months ended November 30, | | Six months ended November 30, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Cash flows from (used in) operating activities** | | | | |
| Loss for the period | $ (102,837) | $ (119,758) | $ (231,359) | $ (174,073) |
| Adjustments for: | | | | |
| Amortization of equipment | 922 | - | 1,843 | - |
| Stock-based compensation | - | 31,761 | - | 31,761 |
| | (101,915) | (87,997) | (229,516) | (142,312) |
| Changes in non-cash working capital: | | | | |
| Decrease (increase) in accounts receivable | (648) | (2,346) | 1,211 | (203) |
| Increase in exploration advances | (272,500) | - | (272,500) | - |
| Increase (decrease) in accounts payable and accrued liabilities | (17,876) | (5,316) | (48,376) | 11,955 |
| | (392,939) | (95,659) | (549,181) | (130,560) |
| **Cash flows used in investing activities** | | | | |
| Deferred exploration expenditures incurred | (3,519) | - | (62,263) | - |
| Purchase of equipment | - | - | (9,774) | - |
| | (3,519) | - | (72,037) | - |
| **Cash flows from (used in) financing activities** | | | | |
| Increase in loan payable | - | - | - | 10,000 |
| Proceeds from share issuances | 13,860 | 86,050 | 708,410 | 111,550 |
| Proceeds from share subscriptions | - | 11,000 | - | 11,000 |
| Share issuance costs recovered (incurred) | 2,962 | - | (57,576) | - |
| | 16,822 | 97,050 | 650,834 | 132,550 |
| **Net increase (decrease) in cash** | (379,636) | 1,391 | 29,616 | 1,990 |
| **Cash position (deficiency), beginning of period** | 403,145 | (14,180) | (6,107) | (14,779) |
| **Cash position (deficiency), end of period** | $ 23,509 | $ (12,789) | $ 23,509 | $ (12,789) |

# HAWKEYE GOLD & DIAMOND INC.



Consolidated Schedule of Deferred Resource Property Expenditures

**Six Months Ended November 30, 2004**
(Unaudited - Prepared by Management)

| | DEDEE RHODE | DIXIE BELL | SAN CARLOS | TOTALS |
|---|---|---|---|---|
| Balances, beginning of period: * | | | | |
| Acquisition costs | $ 6,750 | $ 6,750 | $ 40,000 | $ 53,500 |
| Exploration expenditures | 2,678 | 2,678 | - | 5,356 |
| | 9,428 | 9,428 | 40,000 | 58,856 |
| Incurred during the period: | | | | |
| Acquisition costs | - | - | - | - |
| Assays | - | - | 9,574 | 9,574 |
| Computer | - | - | 100 | 100 |
| Consulting | - | - | 7,098 | 7,098 |
| Management fees | - | - | 2,268 | 2,268 |
| Rent | - | - | 267 | 267 |
| Taxes | - | - | 42,956 | 42,956 |
| Exploration expenditures | - | - | 62,263 | 62,263 |
| Current expenditures | - | - | 62,263 | 62,263 |
| Balances, end of period: | | | | |
| Acquisition costs | 6,750 | 6,750 | 40,000 | 53,500 |
| Exploration expenditures | 2,678 | 2,678 | 62,263 | 67,619 |
| | $ 9,428 | $ 9,428 | $ 102,263 | $ 121,119 |

* *See Schedule 2*

## HAWKEYE GOLD & DIAMOND INC.

**Schedule 2**

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2004
(Unaudited - Prepared by Management)

| | DEDEE RHODE | DIXIE BELL | SAN CARLOS | TOTALS |
|---|---|---|---|---|
| Acquisition costs | $ 6,750 | $ 6,750 | $ 40,000 | $ 53,500 |
| Exploration expenditures: | | | | |
| Staking | 2,678 | 2,678 | - | 5,356 |
| | 2,678 | 2,678 | - | 5,356 |
| Totals | $ 9,428 | $ 9,428 | $ 40,000 | $ 58,856 |

## 1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2004.

## 2. Future Operations

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which implies that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The ability of the Company to operate as a going concern is uncertain and is dependent on continued financial support from its shareholders, the ability to develop viable business opportunities, and the ability to obtain adequate financing to meet operating requirements and to commence profitable operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced a loss of $231,359 for the six-month period ended November 30, 2004 (2003 - $174,073) and, as at November 30, 2004 has a deficit of $6,870,396 (May 31, 2004 - $6,639,037) and a working capital surplus (deficiency) of $71,601 (May 31, 2004 - ($277,680)).

## 3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary companies, Foch Electronics (Canada) Inc. and Hawkeye Oro de Mexico S.A. de C.V.

b) Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

| | |
|---|---|
| Computer hardware | 30% |
| Computer software | 100% |
| Office equipment | 20% |

In the year of acquisition, the rate used is one-half of that shown above.

**3. Significant Accounting Policies** (continued)

c) Mineral Property Interests

The Company is in the exploration stage and defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

Management has determined each property to be a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

**3. Significant Accounting Policies** (continued)

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

f) Stock Options

The Company accounts for stock-based compensation in accordance with Section 3870, Stock-Based Compensation and Other Stock-Based Payments, of *The Handbook of the Canadian Institute of Chartered Accountants.* Direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

## 4. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, exploration advances, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

## 5. Equipment

| | | | Net Book Value | |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | November 30, 2004 | May 31, 2004 |
| Computer equipment | $ 28,289 | $ 18,992 | $ 9,297 | $ 3,035 |
| Computer software | 2,512 | 628 | 1,884 | - |
| Office equipment | 4,989 | 3,056 | 1,933 | 2,148 |
| | $ 35,790 | $ 22,676 | $ 13,114 | $ 5,183 |

## 6. Mineral Property Interests (see Schedules 1 and 2)

a) DEDEE RHODE and DIXIE BELL Claims

Under the terms of an option agreement dated April 23, 2003, the Company acquired an option to earn a 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks, located in the Red Lake mining district of northwest Ontario, subject to the Company paying staking costs totaling $5,356 (paid during the year ended May 31, 2003), making cash payments totaling $75,500 over four years ($7,500 to be paid by the first anniversary date; $2,500 paid during the year ended May 31, 2003), issuing a total of 25,000 common shares over three years (12,500 common shares to be issued by the first anniversary date; 6,250 issued during the year ended May 31, 2003), and incurring exploration expenses totaling $12,000 by the first anniversary date. The Claims are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the date of commencement of commercial production.

6. **Mineral Property Interests (see Schedules 1 and 2)** (continued)

a) DEDEE RHODE and DIXIE BELL Claims (continued)

The Company incurred $nil of the required $12,000 in exploration expenditures by the first anniversary date. Pursuant to an amendment dated April 14, 2004 to the above-noted agreement, the Optionor granted the Company an extension to July 29, 2004 to complete its first-year minimum work program on the Claims. In consideration for this extension, the Company agreed to issue the Optionor an additional 12,500 common shares in the capital of the Company by May 5, 2004, and an additional 12,500 shares by May 5, 2005, thereby increasing the number of shares payable to the Optionor by the first and second anniversary dates from 6,250 shares to 18,750 shares.

During the year ended May 31, 2004, the Company made aggregate cash payments of $5,000 and issued an aggregate of 18,750 common shares (note 7b)) towards the exercise of its option on the Claims, thereby satisfying its first anniversary date commitments with respect to cash payments and common share issuances.

Pursuant to the terms of an amending agreement dated July 28, 2004, the Optionor of the DEDEE RHODE and DIXIE BELL Claims granted the Company a further extension to the date by which the Company is required to complete its first-year minimum work program on the Claims, thereby extending the deadline from July 29, 2004 to September 30, 2004 (subsequently extended further to December 31, 2004). In consideration for this extension, the Company is required to incur an additional $2,000 in exploration expenditures on the Claims, for a total of $14,000.

During the six-month period ended November 30, 2004, the Company advanced $2,000 to the Optionor of the Claims in connection with the above-noted first-year minimum work program to be performed on the Claims. The Company intends to negotiate a further extension to the December 31, 2004 deadline by which it is required to complete its first-year minimum work program on the Claims.

b) SAN CARLOS Claims

Pursuant to a property option agreement (the "San Carlos Agreement") dated March 4, 2004 entered into between the Company, Compania Minera Zapata S.A. de C.V., and Almaden Minerals Ltd. (collectively the "San Carlos Optionor"), the Company acquired an option to earn a 51% legal and beneficial interest in a group of mineral claims (the "San Carlos Claims") encompassing approximately 11,000 hectares of property located in the state of Tamaulipas, Mexico, near San Carlos. The Company will be the operator in respect of work programs on the San Carlos Claims.

**6. Mineral Property Interests (see Schedules 1 and 2)** (continued)

b) SAN CARLOS Claims (continued)

In order for the Company to earn its 51% interest in the San Carlos Claims, it is required to issue 100,000 shares in the capital of the Company (issued on March 17, 2004) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval of the San Carlos Agreement (the "Effective Date" - March 15, 2004), 100,000 shares in the capital of the Company on the first and second anniversaries of the Effective Date, and 200,000 shares in the capital of the Company on or before the third anniversary of the Effective Date. The Company must also incur a minimum of $350,000 USD in exploration expenditures not later than the first anniversary of the Effective Date, and incur minimum further exploration expenditures of $1,650,000 USD not later than the fourth anniversary of the Effective Date.

The Company may also earn an additional 9% interest in the San Carlos Claims, for a total interest of 60%, by issuing 100,000 shares in the capital of the Company on or before each of the fourth, fifth, and sixth anniversaries of the Effective Date. The Company must also incur a minimum of $2,000,000 USD not later than the seventh anniversary of the Effective Date. This additional 9% earn-in is subject to TSX Venture Exchange approval.

A 2% net smelter return is reserved to the San Carlos Optionor of certain of the San Carlos Claims. Upon earning its 51% interest in the San Carlos Claims, the Company intends to enter into a joint venture agreement with the Optionor.

Unless permitted under securities legislation, all shares issued pursuant to the terms of the San Carlos Agreement are subject to a one-year hold period from their respective dates of distribution.

During the year ended May 31, 2004, the Company issued 100,000 common shares towards the exercise of its option on the property. The Company did not incur any resource property expenditures during the year ended May 31, 2004.

During the six-month period ended November 30, 2004, the Company incurred exploration expenditures of $62,263 on the SAN CARLOS Claims. In addition, at November 30, 2004 the Company has advanced $272,500 (May 31, 2004 - $nil) to the San Carlos Optionor in respect of its first anniversary work program requirements.

## 7. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

| | Shares | Amount |
|---|---|---|
| Balance, May 31, 2003 | 3,493,802 | $5,907,176 |
| Issued during the year | | |
| Exercise of incentive stock options | 59,500 | 8,925 |
| Private placements | 2,282,000 | 290,862 |
| Pursuant to property acquisition agreements: | | |
| - DEDEE RHODE and DIXIE BELL Claims | 18,750 | 4,500 |
| - SAN CARLOS Claims | 100,000 | 40,000 |
| Pursuant to the termination of a property acquisition agreement | 25,000 | 6,000 |
| Less: share issue costs | - | (13,834) |
| Balance, May 31, 2004 | 5,979,052 | 6,243,629 |
| Issued during the period | | |
| Agent's commission | 3,850 | 962 |
| Agent's corporate finance fee | 40,000 | 10,000 |
| Exercise of share purchase warrants | 77,000 | 13,860 |
| Finders' fees | 20,754 | 7,264 |
| Private placements | 2,944,428 | 772,050 |
| Less: share issue costs | - | (75,802) |
| Balance, November 30, 2004 | 9,065,084 | $6,971,963 |

(i) The Company received TSX Venture Exchange acceptance for a non-brokered private placement of 359,428 units at a price of $0.35 per unit, for gross proceeds of $125,800, the closing of which occurred on June 22, 2004.

Each unit consists of one common share in the capital of the Company and one-half common share purchase warrant. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.50 per share until June 22, 2005.

7. **Share Capital** (continued)

b) Issued: (continued)

In connection with this private placement, the Company paid finder's fees consisting of 20,754 units in the capital of the Company and $2,800 cash.

Unless permitted under securities legislation, the hold period for this private placement will expire four months from the date of closing.

(ii) The Company received TSX Venture Exchange acceptance for a brokered private placement of 2,585,000 units at a price of $0.25 per unit, for gross proceeds of $646,250, the closing of which occurred on August 11, 2004.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant. Each share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.35 per share until August 11, 2005.

In connection with this private placement, the Company paid its Agent an administration fee of $7,500 cash, a corporate finance fee of 40,000 units, 517,000 Agent's warrants, and a commission consisting of 3,850 units and $50,738 cash.

Unless permitted under securities legislation, the hold period for this private placement will expire four months from the date of closing.

c) Share purchase warrants outstanding as at November 30, 2004 are as follows:

| Number of Shares | Price per Share | Expiry Date |
|---|---|---|
| 750,000 | $ 0.20 | June 20, 2005 |
| 190,091 | $ 0.50 | June 22, 2005 |
| 3,145,850 | $ 0.35 | August 11, 2005 |
| 585,000 | $ 0.18 | October 1, 2005 |
| 870,000 | $ 0.20 | December 2, 2005 |

During the six-month period ended November 30, 2004, 77,000 share purchase warrants were exercised at $0.18 per share, resulting in net proceeds of $13,860.

During the six-month period ended November 30, 2004, no share purchase warrants of the Company expired unexercised.

7. **Share Capital** (continued)

d) As at November 30, 2004, there are 23,438 shares (May 31, 2004 - 23,438) held in escrow.

e) As at November 30, 2004, there is a balance of $nil (May 31, 2004 - $77,500) in share subscriptions advanced to the Company. All shares subscribed for but unissued at May 31, 2004 were issued during the six-month period ended November 30, 2004.

8. **Stock Options**

On November 18, 2004, the Company renewed its rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

| | November 30, 2004 | | May 31, 2004 | |
|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Options outstanding, beginning of period | 433,021 | $ 0.15 | 283,521 | $ 0.60 |
| Options cancelled during the period | (30,001) | $ 0.15 | - | $ - |
| Options exercised during the period | - | $ - | (59,500) | $ 0.15 |
| Options expired during the period | (38,750) | $ 0.15 | - | $ - |
| Options granted during the period | - | $ - | 209,000 | $ 0.15 |
| Options outstanding, end of period | 364,270 | $ 0.15 | 433,021 | $ 0.15 |
| Options exercisable at period-end (fully vested) | 364,270 | | 433,021 | |

The 364,270 stock options outstanding as at November 30, 2004 expire as follows:

| Number of Shares | Price per Share | Expiry Date |
|---|---|---|
| 23,698 | $ 0.15 | March 2, 2006 |
| 16,250 | $ 0.15 | May 10, 2006 |
| 53,573 | $ 0.15 | January 18, 2007 |
| 79,250 | $ 0.15 | June 5, 2007 |
| 191,499 | $ 0.15 | October 2, 2008 |

8. **Stock Options** (continued)

a) The Company has recognized a total of $104,267 in stock-based compensation expense to November 30, 2004 (May 31, 2004 - $104,267), which has been recorded as contributed surplus. No stock-based compensation expense was recognized by the Company during the six-month period ended November 30, 2004.

b) The weighted average remaining contractual life of outstanding incentive stock options at November 30, 2004 is 3.02 years (May 31, 2004 - 3.27 years).

9. **Income Taxes**

The components of the future income tax assets are as follows:

| | | May 31, 2004 |
|---|---|---|
| Future income tax assets: | | |
| Non-capital loss carry-forwards | $ | 1,169,879 |
| Unused cumulative Canadian exploration and development expenses | | 443,981 |
| | | 1,613,860 |
| Less: Valuation allowance | | (1,613,860) |
| | $ | - |

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2005 through 2010, and in 2014. The exploration and development expenses can be carried forward indefinitely.

## 10. Non-Cash Financing Activities

During the six-month period ended November 30, 2004, the Company issued common shares in connection with the following non-cash financing activities:

a) In connection with the Company's June 22, 2004 non-brokered private placement (note 7b)(i)):

- 20,754 common shares at a deemed price of $0.35 per share, representing a finder's fee.

b) In connection with the Company's August 11, 2004 brokered private placement (note 7b)(ii)):

- 40,000 common shares at a deemed price of $0.25 per share, representing a corporate finance fee paid to the Agent; and
- 3,850 common shares at a deemed price of $0.25 per share, representing a commission paid to the Agent.

## 11. Related Party Transactions

a) During the six-month period ended November 30, 2004, $30,000 (2003 - $30,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $2,800 (2003 - $1,865) from the Company as remuneration.

b) As at November 30, 2004, there is a balance of $11,366 (May 31, 2004 - $13,407) due to a director included in accounts payable and accrued liabilities.

## 12. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.


HAWKEYE
GOLD & DIAMOND INC.

# FORM 51-102F1

# MANAGEMENT DISCUSSION & ANALYSIS

## ISSUER DETAILS

| | |
|---|---|
| For the 2nd Quarter Ended: | November 30, 2004 |
| Date of the Report: | January 28, 2005 |
| | |
| Name of Issuer: | HAWKEYE GOLD & DIAMOND INC. |
| Issuers Address: | Suite 2701 – 1188 Quebec Street<br>Vancouver, BC, Canada V6A 4B3 |
| | |
| Issuer Phone Number: | (604) 878-1339 |
| Issuer Fax Number: | (604) 688-3402 |
| Issuer Email Address: | hko@hawkeyegold.com |
| Issuer Website Address: | www.hawkeyegold.com |
| | |
| Contact Person: | Greg Neeld |
| Contact Position: | President & CEO |
| Contact Phone Number: | (604) 878-1339 |
| Contact Email Address: | greg@hawkeyegold.com |

**CERTIFICATE**

The disclosure contained within this Management Discussion & Analysis Report (the "MD&A Report") attached hereto has been approved by the Board of Directors of the Company. A copy of this MD&A Report will be provided to any shareholder who requests it.

| | | | |
|---|---|---|---|
| **Directors Name:** | *"Greg Neeld"*<br>Greg Neeld | **Date Signed:** | January 28, 2005 |
| **Directors Name:** | *"Andrea Plourde"*<br>Andrea Plourde | **Date Signed:** | January 28, 2005 |


HAWKEYE
GOLD & DIAMOND INC.

# MANAGEMENT DISCUSSION AND ANALYSIS

# FOR THE SECOND QUARTER ENDED NOVEMBER 30, 2004

---

**TSX Venture Exchange Listed - HKO**
**12g3-2(b):82-2435**
**CUSIP NO : 42016R 10 4**

---

This MD&A Report addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its second quarter September 1, 2004 to November 30, 2004 (the "second quarter") and, when applicable, material changes that impacted the Company subsequent to the end of its second quarter and to the date of this report, January 28, 2005 (the "post quarter review period").

## ADDITIONAL FINANCIAL AND CORPORATE INFORMATION

Management encourages our shareholders and the investment community to read this MD&A Report together with the Issuer's Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for our current year ended May 31, 2004 along with the Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for the years ended May 31, 2003 and May 31, 2002 including Schedule B and C (BC Form 51-901F) for those years. The Issuer's Annual Audited and Interim (Quarterly) Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements are produced in accordance with Canadian generally accepted accounting principles. All amounts in the Annual Audited and Interim (Quarterly) Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements including this MD&A Report are stated in Canadian dollars unless otherwise indicated.

We also encourage you to visit the Company's web page on the SEDAR website to view all our regulatory filings filed with SEDAR which include but are not limited to the Company's Annual Audited and Interim Financial Statements, Management Discussion and Analysis Report (formerly Schedule B and C) (BC Form 51-901F)), Material Change Reports, Property Technical Reports, Annual Information Forms (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

You can also contact us directly through any of the methods mentioned at the bottom of this report.

## FORWARD-LOOKING ORIENTATION (STATEMENTS)

Under CICA (Canadian Institute of Chartered Accountants) guidance, forward–looking orientation calls for Company's MD&A reports to explain past events, decisions, circumstances and performance in the context of whether they are reasonably likely to be indicative of, and have a material impact on, future prospects. It also calls for an MD&A Report to describe not only anticipated future events, decisions,

circumstances, opportunities and risks that management considers likely to materially impact future prospects, but also matters such as management's vision, strategy and key performance drivers.

Statements used in this report, words like "anticipate", "believe", "estimate" and "expect" and similar expressions and all other information other than historical facts that are incorporated herein, including without limitation, data regarding potential mineralization, exploration results, future plans and objectives of HAWKEYE are forward-looking orientation statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

## 1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is a development stage company engaged in the exploration for and the development of natural resources in the provinces of Ontario, Nunavut and the Northwest Territories in Canada and in the State of Tamaulipas, Mexico. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, a base and precious metal property known as the CEO Claims situated in the McKenzie mining district of the Northwest Territories, a diamond prospect known as the YANKEE Property located on Victoria Island, Nunavut, Canada and a gold, copper, lead, zinc and silver prospect known as the San Carlos Property located near San Carlos, Tamaulipas, Mexico. The Company is currently focusing its exploration activities on its San Carlos gold, copper, lead, zinc and silver property in Mexico and its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

## 2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

## (A) OPERATIONS

**Mexican Subsidiary**

During the Company's second quarter ended November 30, 2004, the Issuer took steps to incorporate a Mexican subsidiary in Mexico so that it can legally carry on business in the United Mexican States with its San Carlos Property. By directors resolutions dated September 23, 2004 it was consented to and adopted in writing by all the directors of the Company to incorporate a wholly-owned Mexican Limited Liability Corporation in the United Mexican States and to grant the Issuers Mexican law firm limited Powers of Attorney (POA) to complete the incorporation. On October 26, 2004, the Mexican Public Registry of Commerce approved the registration of our subsidiary as a legal entity to carry on business in Mexico under the name HAWKEYE Oro de Mexico S.A. de C.V..

**SAN CARLOS PROJECT**
**Tamaulipas, Mexico**

By an agreement dated March 4, 2004, the Company acquired an option from Almaden Minerals Ltd. (Almaden" or "AML") to purchase up to a 60% interest in the San Carlos Property (the "Property) located near San Carlos, in the State of Tamaulipas in north east Mexico. The Property totals approximately 11,000 hectares and is considered prospective for gold, copper and silver.

The Company has the right to earn a 51% interest in the San Carlos Property by issuing a total of 500,000 common shares in the capital of the Company over three years (100,000 shares (Issued) within five business days of the Company receiving TSX acceptance of the Property Agreement which was received on March 15, 2004 (the "Effective Date")), 100,000 shares on the first and second anniversaries of the Effective Date and 200,000 common shares not later than the third anniversary of the Effective Date)) and by incurring exploration expenses aggregating not less than $350,000 (United States currency) not later than the first anniversary of the Effective Date and by incurring further exploration expenses aggregating not less than $1,650,000 (United States currency) not later than the fourth anniversary of the Effective Date. The Company may also earn an additional 9% interest in the Property for a total interest of 60% in the Property by issuing a further 300,000 common shares in the capital of the Company (100,000 shares each not later than the fourth, fifth and sixth anniversaries of the Effective Date) and by incurring additional exploration expenses aggregating not less than $2,000,000 (United States currency) not later than the seventh anniversary of the Effective Date.

A 2% NSR is reserved to the original owner of certain of the claims. When the Company has earned its interest in the Property, a joint venture will be formed in respect of the Property.

The Company received TSX Venture Exchange acceptance for the San Carlos Property Agreement on March 15, 2004 (the "Effective Date) with regards to the Company's right to earn a 51% interest in the Property. The additional 9% earn-in is subject to TSX Venture Exchange approval.

The following table summarizes share payments that the Company has paid to date and future share payments and minimum work program commitments that the Company must complete over the next seven anniversary dates in order to earn its 60% interest in the San Carlos Property. The Issuer may, at its option, earn its 60% interest before the seventh anniversary date by expediting share payments and minimum work program commitments.

| Particulars | 5 Business Days following Effective Date Mar 22, 2004 | 1st Anniv-ersary following Effective Date Mar 15, 2005 | 2nd Anniv-ersary following Effective Date Mar 15, 2006 | 3rd Anniv-ersary following Effective Date Mar 15, 2007 | 4th Anniv-ersary following Effective Date Mar 15, 2008 | 4th Anniv-ersary following Effective Date Mar 15, 2008 | 5th Anniv-ersary following Effective Date Mar 15, 2009 | 6th Anniv-ersary following Effective Date Mar 15, 2010 | 7th Anniv-ersary following Effective Date Mar 15, 2011 | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Shares | 100,000 (Issued) | 100,000 | 100,000 | 200,000 | N/A | 100,000 | 100,000 | 100,000 | N/A | 800,000 |
| Work Program | N/A | $350,000 (US$) | N/A | N/A | $1,650,000 (US$) | N/A | N/A | N/A | $2,000,000 (US$) | $4,000,000 (US$) |
| Ownership | 0% | 0% | 0% | 0% | 51% | 51% | 51% | 51% | 60% | 60% |

During the Issuer's fourth quarter and year ended May 31, 2004, the Company incurred $nil in deferred exploration expenditures on the property and $40,000 was incurred in acquisition costs due to the issuance of 100,000 common shares in the capital of the Company to Almaden at a price of $0.40 per share in connection with the Company's first share issuance obligation to AML pursuant to the Option Agreement dated March 4, 2004. During the Issuer's first quarter ended August 31, 2004, the Company incurred $58,744 in deferred exploration expenditures and $nil in acquisition costs on the San Carlos Property. In comparison, during the Issuer's second quarter ended November 30, 2004, the Company incurred $3,519 in deferred exploration expenditures relating to consulting fees and $nil was incurred in acquisition costs.

**Exploration Program**

During the Issuer's second quarter, on October 5, 2004, our Canadian geological team commenced the Company's first phase work program over the San Carlos Property. The field program is designed to consist of roughly 72 kilometres of grid line cutting, soil and rock geochemical sampling, detailed mapping and prospecting plus magnetic and IP ground geophysical surveys. The first phase of the work program was shut down on December 20, 2004 for Christmas. During late January 2005 the Company mobilized its ground geophysical crew back to the property to complete its first phase work program by performing an Induced Polarization (IP) survey totaling approximately nine (9) kilometers. This work program is estimated to cost approximately $327,000 and during the second quarter the Issuer advanced $272,500 towards the program. These funds will be used to mobilize our geological work crew, to pay for labour and service costs that will be incurred during the work program, transportation, room and board, automobile and equipment rental.

The following is a table that summarizes work program components that should be incurred by the Company during the work program (column one) and compares estimated costs for each component of the work program (column two) with actual costs (column three) that have been incurred by the Company for the work program. Column three (3) will not be completed until we have received final invoicing from our consultants and suppliers. We anticipate that all invoices will have been received by the end of February 2005.

| PARTICULARS | ESTIMATED COSTS | ACTUAL COSTS INCURRED |
|---|---|---|
| Assembling crew, planning and logistics | $7,100 | N/A |
| Labour and Consulting Services | $102,705 | N/A |
| Room and Board | $14,240 | N/A |
| Equipment Rental | $10,220 | N/A |
| Transportation | $34,920 | N/A |
| Magnetic and Induced Polarization Survey | $71,225 | N/A |
| Analysis for Soil and Rock Samples | $39,600 | N/A |
| Office Support and Accounting | $8,000 | N/A |
| Geological Report (NI 43-101 compliant) | $10,000 | N/A |
| Management | $6,500 | N/A |
| Contingency | $22,490 | N/A |
| **TOTAL** | **$327,000** | **N/A** |

Mr. Bill Wengzynowski P.ENG., is the Company's project Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

**Exploration Results**

Subsequent to the end of the second quarter the Company received preliminary results from the above mentioned first phase work program. Please refer to section 3 SUBSEQUENT EVENTS, (A) OPERATIONS, SAN CARLOS PROJECT for further details and preliminary results from our San Carlos 2004 work program.

## DEDEE RHODE & DIXIE BELL PROPERTIES

**Red Lake Mining District, Ontario, Canada**

By an option agreement dated April 23, 2003 (the "Option Agreement"), HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's prolific Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to payment of staking costs totaling $5,356, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

The following table summarizes staking costs, cash and share payments paid to date and future cash, share and minimum work program commitments that the Company must complete over the next four anniversary dates in order to earn its 100% interest. The Issuer may, at its option, earn its 100% interest before the fourth anniversary date by expediting the cash and share payments and minimum work program commitment.

| Particulars | Prior To TSX Acceptance | 15 Days from Effective Date May 20, 2003 | 1st Anniversary from Effective Date May 5, 2004 | 20 Months from Anniversary Acceptance Date Dec 31, 2004 | 2nd Anniversary from Effective Date May 5, 2005 | 3rd Anniversary from Effective Date May 5, 2006 | 4th Anniversary from Effective Date May 5, 2007 | Total |
|---|---|---|---|---|---|---|---|---|
| Staking Costs | $5,356 (Paid) | N/A | N/A | N/A | N/A | N/A | N/A | $5,356 |
| Cash | N/A | $2,500 (Paid) | $5,000 (Paid) | N/A | $10,000 | $20,000 | $38,000 | $75,500 |
| Shares | N/A | 6,250 (Issued) | 18,750 (Issued) | N/A | 18,750 | 6,250 | N/A | 50,000 |
| Work Program | N/A | N/A | N/A | $12,000 | N/A | N/A | N/A | $12,000 |
| % Ownership | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 100% |

By the terms and conditions of the Option Agreement dated April 23, 2003, as discussed above, HAWKEYE was required to pay $5,000 and issue 6,250 shares in the capital of the Company to the vendor of the Dedee Rhode and Dixie Bell Properties (the "Property") before May 5, 2004 and incur a minimum of Cdn. $12,000 in exploration expenditures over the Property before April 29, 2004 in order to keep the Option Agreement in good standing. However, HAWKEYE incurred exploration expenses of $nil during this period and requested an extension in time from the vendor in which to perform the minimum $12,000 work program over the Property. By an amending agreement (the "Amending Agreement") dated April 14, 2004, the vendor agreed to amend the Option Agreement and extend the time in which the Company could perform the minimum $12,000 work program until July 29, 2004. In consideration for this extension, HAWKEYE agreed to issue the vendor an additional 12,500 common

shares in the capital of the Company not later that May 5, 2004 and an additional 12,500 shares not later than May 5, 2005 thereby increasing share payments to the vendor on the first and second anniversaries from 6,250 shares to 18,750 shares, respectively. During the Issuer's fourth quarter ended May 31, 2004 the Company paid the required $5,000 and issued 18,750 common shares to meet its first anniversary commitments to the vendor and the time for which the Company is required to expend the minimum $12,000 work program has been extended to July 29, 2004.

During the Issuer's first quarter ended August 31, 2004, by an Amending Agreement dated July 28, 2004 the Vendor of the Dedee Rhode & Dixie Bell Property granted the Issuer further time in which to complete its first year minimum work program commitment over the Property from July 29, 2004 to September 30, 2004. In consideration for the Vendor granting the extension, the Company agreed to pay the Vendor $2,000 (paid) and to increase the first year minimum work program from $12,000 to $14,000.

By an agreement dated October 8, 2004, the Issuer received a further extension in time from the Vendor of its Red Lake Properties in which to complete its minimum $14,000 work program over the Dedee Rhode and Dixie Bell Claims from September 30, 2004 to December 31, 2004. There was no consideration paid to the Vendor for this extension. As discussed below, the Issuer did not incur any exploration expenses over the property during its second quarter and also did not incur any exploration expenses before December 31, 2004. We are currently in discussions with the vendor of the property to negotiate a further extension in time in which to complete the minimum $14,000 work program.

During the Issuer's fourth quarter and year ended May 31, 2004, the Company incurred $nil in deferred exploration expenditures on the property and $9,500 was incurred in acquisition costs ($5,000 paid in cash and 18,750 shares issued to the Vendor of the property at a price of $0.24 per share (see above)). During the Issuer's first quarter ended August 31, 2004, the Company incurred $nil in deferred explorations expenditures and $nil in acquisition costs. In comparison, during the Issuer's second quarter ended November 30, 2004, the Company incurred $nil in exploration expenditures on the property and $nil in acquisition costs.

**YANKEE PROPERTY**

**Victoria Island, Nunavut, Canada**

The YANKEE Property totals 20,955 acres and is located on Victoria Island, Nunuvat, Canada. HAWKEYE owns a 10% working interest in the Property subject to dilution. The Company's partner and operator of the Property, Diamonds North Resources owns a 90% interest.

As discussed below, results from the July 2002 drill program on the YANKEE Property were disappointing and at the end of the Issuer's current fiscal year ended May 31, 2004, management estimated that the future benefits expected to be realized from the YANKEE Claims to be insignificant. Accordingly, a total of $612,383 in costs incurred by the Company with respect to the YANKEE Claims were written off during this period.

During the Issuer's second quarter ended November 30, 2004, the Company incurred $nil in deferred exploration expenditures and $nil in acquisition costs for the property.

**Exploration Program**

The Company has performed one ground geophysical survey over the YANKEE Property during August of 2001 and five lake-based ground geophysical surveys and a 615-metre drill program to test these targets during June and July of 2002. The Company incurred exploration expenditures totalling $565,383 for these work programs.

**Exploration Results**

Drilling results were disappointing. HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. None of the holes encountered kimberlite or diamonds.

**Future**

The Company and Diamonds North do not intend to perform any work programs over the YANKEE Claims in the foreseeable future.

**(B) FINANCIAL INFORMATION**

**BALANCE SHEET**

The Balance Sheet section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Balance Sheet as at the end of the Company's second quarter November 30, 2004. Please refer to the Issuer's Consolidated Balance Sheet in our Management Prepared Consolidated Financial Statements for the Company's second quarter ended November 30, 2004 which is attached hereto and to any other Interim or Annual Consolidated Balance Sheets referred to in this section for cross reference purposes.

***Cash***

At the end of the Company's second quarter November 30, 2004, the Issuer reported $23,509 in cash on its Balance Sheet compared to $403,145 at the end of the Issuer's first quarter ended August 31, 2004 and bank indebtedness of $6,107 as at its fiscal year ended May 31, 2004. The decrease in cash during the Issuer's second quarter is mainly due to the Company advancing $272,500 for its work program over the San Carlos Property which is discussed in detail in section **2** DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION, (A) OPERATIONS, SAN CARLOS PROJECT above and in section 3 SUBSEQUENT EVENTS, (A) OPERATIONS, SAN CARLOS PROJECT, below.

*Exploration Advances*

The Company experienced a net increase of $272,500 in prepaid Exploration Advances from $nil at the end of its first quarter August 31, 2004. As discussed above, the result of this increase is due to the Issuer advancing $272,500 for exploration expenditures for the first phase San Carlos work program. When we receive the final invoice for the work program, which is expected soon, the Exploration Advances will be reallocated to deferred exploration expenditures.

***Accounts payable and accrued liabilities***

Included in accounts payable and accrued liabilities is an amount totaling $10,000 which is owed to CanAlaska Ventures Ltd. ("CanAlaska"). This debt, which the Issuer has yet to settle, is owed to CanAlaska pursuant to a property option agreement dated April 9, 2003 between the Issuer and CanAlaska for the Baird-Madsen and Swain Lake Claims located in Red Lake, Ontario, Canada. This option agreement was terminated in July 2003 and accordingly, all costs incurred by the Company with

respect to the Baird-Madsen Claims and Swain Lake Claims were written-off during the Issuer's fourth quarter and year ended May 31, 2003.

***Share subscriptions received***

As at November 30, 2004, there is a balance of $nil recorded on the Issuer's Balance Sheet for "Share subscriptions received" compared to $77,500 recorded on the Company's Balance Sheet as at May 31, 2004 which is in connection with funds that were advanced to the Company by Investors for private placements during the Issuer's fourth quarter and year ended May 31, 2004. During the Issuer's first quarter ended August 31, 2004, the Company issued 221,429 common shares in the capital of the Company from treasury at a price of $0.35 per share for these subscriptions.

***Contributed surplus***

Contributed surplus in respect of stock-based compensation recorded on the Issuer's Balance Sheet as at the end of its second quarter November 30, 2004 totalled $104,267 (May 31, 2004 - $104,267). During the Company's current fiscal year ended May 31, 2004, the Issuer recorded a total of $50,767 for stock-based compensation (2003 – $53,500) in connection with stock options granted and re-priced by the Company. For further information regarding this stock-based compensation issue, please refer to note 8. STOCK OPTIONS in our November 30, 2004 Notes to Consolidated Financial Statements, attached hereto.

**STATEMENT OF OPERATIONS AND DEFICIT (Income Statement)**

The Statement of Operations and Deficit section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Statement of Operations and Deficit as at the end of the Company's second quarter November 30, 2004. Please refer to the Issuer's Consolidated Statement of Operations and Deficit in our Management Prepared Consolidated Financial Statements for the Company's second quarter ended November 30, 2004, which is attached hereto, and to any other Interim or Annual Consolidated Statement of Operations and Deficit referred to in this section for cross reference purposes.

The following table provides you with comparative figures for total revenues, expenses, loss for the period, operating and total loss for period, deficits at the beginning and end of the period, loss per share, long term liabilities and cash dividends that the Issuer incurred during its second quarter ended November 30, 2004, (column 2) with comparative figures for the seven previous quarters (column 3, 4, 5, 6, 7, 8 and 9).

| Description | 2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD | 1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD | 4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD | 3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD | 2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD | 1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD | 4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD | 3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD |
|---|---|---|---|---|---|---|---|---|
| (1)Revenues | $nil | $nil | $nil | $nil | $nil | $nil | $nil | $nil |
| (2)Expenses | $102,837 | $128,522 | $162,693 | $104,969 | $119,758 | $54,315 | $53,806 | $52,297 |
| (3)Loss from Operations for Period | ($102,837) | ($128,522) | ($162,693) | ($104,969) | ($119,758) | ($54,315) | ($53,806) | ($52,297) |
| (4)Operating and Total Loss for Period | ($102,837) | ($128,522) | ($424,246) | ($717,352) | ($119,758) | ($54,315) | ($101,035) | ($52,297) |
| (5)Deficit (Beginning of Period) | ($6,767,559) | ($6,639,037) | ($6,214,791) | ($5,497,439) | ($5,377,681) | ($5,323,366) | ($5,222,331) | ($5,170,034) |
| (6)Deficit (End of Period) | ($6,870,396) | ($6,767,559) | ($6,639,037) | ($6,214,791) | ($5,497,439) | ($5,377,681) | ($5,323,366) | ($5,222,331) |
| (7) Loss per Share | ($0.01) | ($0.02) | ($0.08) | ($0.12) | ($0.03) | ($0.01) | ($0.03) | $nil |
| Long Term Liabilities | $nil | $nil | $nil | $nil | $nil | $nil | $nil | $nil |
| Cash Dividends | $nil | $nil | $nil | $nil | $nil | $nil | $nil | $nil |

### *Revenues (1)*

During the Issuer's first quarter ended November 30, 2004, the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

### *Expenses (2)*

During the Company's second quarter ended November 30, 2004, general and administrative expenditures totaled $102,837 in comparison to expenditures totaling $119,758 for the same period in 2003. Material expenses incurred by the Company during the quarter under review were a result of the Issuer recording $29,898 for professional fees and $25,700 for wages and benefits. With regards to the $29,898 recorded for professional fees $3,502 was incurred for accounting and bookkeeping, $6,505 was incurred for legal fees in connection with the incorporation of the Issuer's Mexican subsidiary, $18,105 was incurred for legal fees in connection with general corporate and TSX Venture Exchange related activities and $1,786 was for other fees. Material expenditures incurred during the Issuer's second quarter of 2003 totaled $55,936 representing $31,761 for stock-based compensation in connection with stock options granted and re-priced by the Company and $24,175 for salaries and benefits paid.

During the Company's first quarter ended August 31, 2004, general and administrative expenditures totalled $128,522 compared to $54,315 during the same period of the previous year. Material expenses incurred by the Company during its first quarter were a result of the Issuer recording $33,650 for wages and salaries. In comparison, material expenses incurred by the Company during its first quarter ended August 31, 2003 were a result of the Issuer recording $11,818 for bank charges, interest, and penalties and $23,220 for wages and benefits. With regards to $11,818 recorded for bank charges, interest, and penalties, $1,818 was incurred for bank charges and interest and $10,000 represents the accrual of a penalty charged by the Optionor of the

Swain Lake and Baird Madsen Claims pursuant to the July 15, 2003 termination of the related Option agreement.

During the Company's fourth quarter ended May 31, 2004, general and administrative expenditures totalled $162,693 compared to $53,806 during the same period of the previous year. Material expenses incurred during the Issuer's fourth quarter were a result of the Issuer recording $66,145 for professional fees relating to an increase in regulatory reporting requirements and legal fees incurred by the Issuer for a brokered private placement completed by Canaccord Capital during the Issuer's first quarter ended August 31, 2004.

During the Company's third quarter, general and administrative (G/A) expenditures totalled $104,969 in comparison to expenditures totaling $52,297 for the same period in 2003. Material expenses incurred by the Company during its third quarter of 2004, was a result of the Issuer recording $30,310 for wages and benefits.

Please refer to the Expenses category in the "Consolidated Statement of Operations and Deficit" section of our Prepared by Management - Consolidated Financial Statements attached hereto for a detailed breakdown of all expenses.

***Loss from Operations [3] & Operating and Total Loss for Period [4]***

For the three-month period from September 1, 2004 to November 30, 2004, the Company posted a operating and total loss of $102,837 (2003 - $119,758) or an operating and total loss of $0.01 per share (2003 - $0.03 per share).

For the three-month period from June 1, 2004 to August 31, 2004 the Company posted an operating and total loss of $128,522 (2003 - $54,315) or an operating and total loss of $0.02 per share (2003 - $0.01 per share). The loss for the first quarter can be attributed to additional expenses incurred for professional fees relating to the Issuer's financing ($20,184), travel and convention in connection with a business trip to London ($15,157), purchase of computers and software (approximately $10,000) and corporate awareness advertising (approximately $12,000).

During the Company's year ended May 31, 2004, the Issuer incurred an operating and total loss of [3]$1,315,671, or an operating and total loss of [6] $0.26 per share, which includes the recording of $612,383 on its books for the write-down of the YANKEE Property incurred during the Issuer's third quarter and $261,553 for the write-down of the CEO Claims incurred during the Issuer's fourth quarter ended May 31, 2004 thereby increasing the Company's loss from operations from $441,735 to a loss for the year of $1,315,671.

During the Issuer's fourth quarter, March 1, 2004 to May 31, 2004, the Company posted an operating loss of $162,693, and a total loss of $424,246, or $0.08 per share. The Company's total loss exceeded its operating loss by $261,553 due to the write-down of the CEO Claims.

***Deficit Beginning & End of Period [5] [6] / Loss per Share [7]***

As discussed above, the Company has experienced a loss of $102,837 for the second quarter ended November 30, 2004 (2003 - $119,758), and, as at November 30, 2004 has a deficit of $6,870,396 (May 31, 2004 - $6,639,037) and a working capital surplus (deficiency) of $71,601 (May 31, 2004 – ($277,680)).

## OTHER FINANCIAL INFORMATION

*Selected Annual Information*

Under National Instrument 51-102F1 policy (NI 51-102F1), the Issuer is required to provide our shareholders with certain selected annual information for the Company's most recently completed year-end and provide comparative figures for the selected annual information for the three most recently completed financial years. This financial information must be presented in the Issuer's fourth quarter and year-end MD&A Report for its fiscal years ended May 31. The Issuer is not required to provide this financial information in our Interim (Quarterly) reports, however, for the benefit of our shareholders and the investment community we have decided to provide this information in our Quarterly reports.

The following table is a summary of the required selected annual information (column 1) with comparative figures for the Issuer's three most recently completed years ended May 31, 2004, 2003 and 2002 (column 2, 3, and 4).

| Description | 2004 | 2003 | 2002 |
|---|---|---|---|
| Revenues | $nil | $nil | $nil |
| Loss from Operations | ($441,735) | ($313,878) | ($278,448) |
| Basic and Diluted Loss per Share | ($0.09) | ($0.09) | ($0.14) |
| Operating and Total Loss | ($1,315,671) | ($361,107) | ($278,448) |
| Basic and Diluted Total Loss per Share | ($0.26) | ($0.10) | ($0.14) |
| Total Assets | $73,900 | $903,435 | $1,153,782 |
| Total Long-term Liabilities | $nil | $nil | $nil |
| Cash Dividends per Common Share | $nil | $nil | $nil |

There was not a material change in Loss from Operations during the three comparative years ended 2002, 2003, and 2004. However, the increase of Loss from Operations in 2002 ($278,448) to ($313,878) in 2003 was mainly due to the Company adopting CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments", which resulted in the Company recognizing $53,500 in stock-based compensation during 2003. The increase from $313,878 for the fiscal year ended 2003 compared to the year ended 2004 ($441,735) was mainly due to an increase in professional fees (net increase $49,894), consulting fees (net increase $35,792), bank charges, interest, and penalties (net increase $16,848) and advertising (net increase $12,478). The increase in professional fees is primarily attributed to an increase in current regulatory reporting requirements. The increase in consulting fees was related to increased geological activity on the Issuer's recently acquired San Carlos Project located in the State of Tamaulipas, Mexico and Red Lake Properties in northwest Ontario, Canada. The increase in bank charges, interest, and penalties is mainly related to the Issuer accruing $10,000 in respect of a penalty charged by the Optionor of the Swain Lake and Baird Madsen Claims pursuant to the July 15, 2003 termination of the related Option agreement. The increase in advertising charges was related to corporate awareness advertisements in two significant financial publications and one business television show.

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2004 compared to its fiscal years ended 2003 and 2002 was a result of the Company writing off a total of $873,936 during the year ended 2004 relating to the abandonment of the YANKEE Property and CEO Claims. The write-down of the YANKEE and CEO Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2004 ($0.26) compared to the two previous periods ended 2003 ($0.10) and 2002 ($0.14).

Total Assets reported on the Issuer's books for the fiscal year ended 2004 ($73,900) in comparison to the fiscal years ended 2003 and 2002 was significantly reduced due to the write down ($873,936) of the YANKEE and CEO Claims.

***Summary of securities issued during the Issuer's second quarter ended November30, 2004:***

| Type of Issue | Issue Date YY/MM/DD | Issue /Exercise Price | Total Securities Issued | Gross Proceeds | Minus(-) Cash Finders Fees | Minus (-) Cash Comm-ission | Net Proceeds |
|---|---|---|---|---|---|---|---|
| Common Shares (Exercise of Share Purchase Warrants) | 04/10/01 | $0.18 | 77,000 | $13,860 | $NIL | $NIL | $13,860 |
| **Total** | | | **77,000** | **$13,860** | **$NIL** | **$NIL** | **$13,860** |

***Summary of options granted during the Issuer's second quarter ended November 30, 2004:***

| Type of Option | Name of Insider | Exercise Price | Date Granted YY/MM/DD | Expiry Date YY/MM/DD | Number of Options |
|---|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A | NIL |
| **Total** | | | | | **NIL** |

***Summary of securities issued and outstanding as at the end of the second quarter November 30, 2004:***

Authorised capital: 100,000,000 common shares.

Issued and outstanding: 9,065,084 common shares.

Total number of shares in escrow: 23,438

***Summary of options outstanding as at the end of the second quarter ended November 30, 2004:***

| Date Granted | Expiry Date | Exercise Price/Share | Number of Options | Exercise Value $ |
|---|---|---|---|---|
| March 2, 2001 | March 2, 2006 | $0.15 | 23,698 | $3,555 |
| May 10, 2001 | May 10, 2006 | $0.15 | 16,250 | $2,437 |
| January 18, 2002 | January 18, 2007 | $0.15 | 53,573 | $8,036 |
| June 5, 2002 | June 5, 2007 | $0.15 | 79,250 | $11,887 |
| October 2, 2003 | October 2, 2008 | $0.15 | 191,499 | $28,725 |
| **Total** | | | **364,270** | **$54,640** |

During the Issuer's second quarter ended November 30, 2004 a total of 38,750 options expired, unexercised, and 30,001 were cancelled, thereby reducing the total number of options outstanding in the capital of the Company at the end of its first quarter August 31, 2004 from 433,021 to 364,270 at the end of its second quarter. The 38,750 options exercisable at a price of $0.15 per share expired on November 19, 2004 and the 30,001 options were cancelled due to the resignation of Mr. Vin Campbell from the Company's management team during the Issuer's first quarter 2004.

During the Issuer's second quarter ended November 30, 2004 no options were exercised.

At the Company's Annual General Meeting held on November 18, 2004 shareholders of the Company approved a 2004 stock option plan proposed by management. The Company has renewed its rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan.

***Summary of warrants and other convertible securities outstanding at the end of the second quarter ended November 30, 2004:***

| Type of Convertible Security | (c) Expiry Date | (b) Exercise Price/Share | (a) Number of Securities | Exercise Value $ |
|---|---|---|---|---|
| Private Placement Warrants | Jun 20, 2005 | $0.20 | 750,000 | $150,000 |
| Private Placement Warrants | Jun 22, 2005 | $0.50 | 179,714 | $89,857 |
| Finder Fee Warrants | Jun 22, 2005 | $0.50 | 10,377 | $5,189 |
| Private Placement Warrants | Aug 11, 2005 | $0.35 | 2,585,000 | $904,750 |
| Commission Warrants | Aug 11, 2005 | $0.35 | 3,850 | $1,347 |
| Corporate Finance Warrants | Aug 11, 2005 | $0.35 | 40,000 | $14,000 |
| Broker Warrants | Aug 11, 2005 | $0.35 | 517,000 | $180,950 |
| Private Placement Warrants | Oct 1, 2005 | $0.18 | (1) 585,000 | $105,300 |
| Private Placement Warrants | Dec 2, 2005 | $0.20 | 870,000 | $174,000 |
| **Total** | | | **(2) 5,540,941** | **$1,625,393** |

(1) During the quarter under review a shareholder of the company exercised 77,000 share purchase warrants at a price of $0.18 per share for total proceeds of $13,860 thereby reducing the number of share purchase warrants that expire October 1, 2005 from 662,000 at the beginning of the period to 585,000 at the end of the quarter under review ended November 30, 2004

(2) The exercise of the above mentioned warrants (77,000) also reduced the total number of outstanding share purchase warrants at the beginning of the period from 5,617,941 to 5,540,941 at the end of the quarter under review ended November 30, 2004

(a)(b)(c) Each whole share purchase warrant stated in column four ((a) Number of Securities) permits the holder to purchase one further common share in the capital the Company at the price stated in column three ((b) Exercise Price/Share) expiring on the date stated in column two ((c) Expiry Date).

## (C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its second quarter ended November 30, 2004,

(column 2) with comparative figures for acquisition and abandonment costs that the Issuer incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two fiscal years ended May 31, 2004 and May 31, 2003 (column 7 and 8).

| Description | 2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD | 1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD | 4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD | 3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD | 2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD | 1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD | Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD | Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD |
|---|---|---|---|---|---|---|---|---|
| Acquisition Costs | $NIL | $Nil | $49,500 | $Nil | $Nil | $Nil | $49,500 | $10,000 |
| Abandonment (Write-Offs) | $Nil | $Nil | $62,500 | $47,000 | $Nil | $Nil | $109,500 | $6,000 |

During the company's second quarter under review ended November 30, 2004 and during the same period of the previous year the Issuer did not acquire or abandon any of its properties. Acquisition costs and write-offs incurred during these two comparative periods totaled $nil.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred acquisition costs totaling $49,500 in connection with the acquisition of the San Carlos Property by issuing 100,000 common shares in the capital of the Company to Almaden Minerals at a deemed price of $0.40 per share ($40,000) and paying $5,000 to the Vendor of our Red Lake Property and issuing a total of 18,750 common shares at a price of $0.24 per share to the Vendor for reasons described in detail in section 2. (A) OPERATIONS, DEDEE RHODE & DIXIE BELLL PROPERTY above. Acquisition costs incurred during the Company's fourth quarter and year ended May 31, 2003 were related to the acquisition of the Dedee Rhode and Dixie Bell Claims ($2,000 each) and the Baird-Madsen and Swain Lake Claims ($3,000 each), for a total of $10,000.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred a write-off in acquisition costs totaling $109,500. The write-off of $62,500 in acquisition costs during the Company's fourth quarter was related to the abandonment of the Issuer's CEO Claims and the write-off of $47,000 in acquisition costs during the Company's third quarter was related to the abandonment of the YANKEE Property.

In comparison, during the fourth quarter of previous fiscal year ended May 31, 2003, the Issuer wrote-off a total of $6,000 which was related to the abandonment of the Baird-Madsen and Swain Lake Claims compared to $nil during the fiscal year ended May 31, 2002.

## (D) DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses incurred by the Company for work performed over its resource properties during the Issuer's second quarter ended November 30, 2004, (column 2) with comparative deferred exploration expense figures that the Company incurred during its previous six quarters (column 3, 4, 5, 6, 7 and 8) and two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 8 and 9).

| Description | 2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD | 1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD | 4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD | 3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD | 2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD | 1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD | 4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD | Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD | Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD |
|---|---|---|---|---|---|---|---|---|---|
| Deferred Exploration Expenditures | $3,519 | $58,744 | $Nil | $Nil | $Nil | $Nil | $5,356 | $NIL | $253,992 |
| Abandonment (Write-Offs) | $Nil | $Nil | $199,053 | $565,383 | $Nil | $Nil | $Nil | $764,436 | $Nil |

During the Company's first quarter under review ended November 30, 2004, the Issuer incurred $3,519 in deferred exploration expenditures in connection with consulting fees relating to the San Carlos property and $nil in abandonment (write-off) costs. During the same period of the previous year the Issuer did not incur any deferred exploration expenditures or abandon any of its properties.

During the Company's first quarter ended August 31, 2004, the Issuer incurred $58,744 in deferred exploration expenditures and $nil in abandonment (write-off) costs. The $58,744 in deferred exploration expenditures were related to the Company recording $42,956 for property taxes, $9,574 for assays, $3,579 for consulting fees, $2,268 for management fees and $367 for computer and rent charges for the San Carlos Property. During the same period of the previous year the Issuer did not incur any deferred exploration expenditures or abandon any of its properties. Deferred exploration expenditures and write-offs incurred during this period totaled $nil.

During the Company's fourth quarter and year ended May 31 2004, the issuer incurred $nil in deferred exploration expenditures on its properties. In comparison, the issuer incurred $5,356 in deferred exploration expenditures during its fourth quarter in the previous year for staking costs relating to the acquisition of the Dedee Rhode and Dixie Bell Claims.

During the Issuer's fiscal year ended May 31, 2003, the Company incurred $253,992 in deferred resource property expenditures which was related to work performed over the YANKEE Property ($248,636) and $5,356 was for staking costs for the Dedee Rhode and Dixie Bell Claims during the Issuer's fourth quarter 2003 as discussed in the above paragraph. The Issuer incurred gross exploration expenditures of $471,444 on the YANKEE Claims, less recoveries of $222,808, for net exploration expenditures of $248,636. These expenditures were related to ground geophysical surveys and a 615 metre drill program performed on the YANKEE Property. Material expenditures (greater than 20% of expenditures) incurred on the property consisted of $172,465 for air transport and $118,582 for contractors.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer wrote off a total of $764,436 in deferred exploration expenditures due to the abandonment of its CEO Claims ($199,053) and the YANKEE Property ($565,383) during the Company's fourth ($199,053) and third quarters ($565,383) of 2004, respectively. In comparison, the Issuer incurred $nil for abandonment (write-off) costs during the same period of the previous year.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our management prepared Consolidated Financial Statements attached hereto for a detailed breakdown for all expenditures incurred on the Company's properties.

## (E) TRANSACTIONS WITH RELATED PARTIES

The table below is a summary of transactions with related parties incurred by the Company during the Issuer's second quarter ended November 30, 2004, (column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7).

| Description | 2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD | 1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD | 4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD | 3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD | 2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD | 1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD |
|---|---|---|---|---|---|---|
| Remuneration paid to a shareholder, director and president of the Company | $15,000 | $15,000 | $15,000 | $15,000 | $15,000 | $15,000 |
| Remuneration paid to other directors of the Company | $Nil | $2,800 | $1,000 | $650 | $1,425 | $440 |
| Funds due to a director included in accounts payable and accrued liabilities | $11,366 | $13,667 | $13,407 | $10,215 | $19,008 | $26,471 |

## (F) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending certain industry related trade and convention conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

During the Issuer's second quarter ended November 30, 2004, Investor Relations activities undertaken by the Company consisted of revisions and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements in one prominent business magazine and one business TV show.

## (G) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the Issuer's second quarter ended November 30, 2004 there were no transactions requiring regulatory approval.

## (H) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its second quarter ended November 30, 2004.

Below is a summary of HAWKEYE's management team:

**Greg Neeld, President & CEO,** Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers

and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

**Mr. John R. Fraser, P.Geo.,** Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the University of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

**Dr. George Poling, Ph.D., P.Eng.,** Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

***Directors and Officers***

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.).

## (I) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's second quarter ended November 30, 2004 the Company did not arrange for or announce any new financings due to the fact that it had raised net proceeds of $718,512 (Cdn) during its first quarter of 2004 through the issuance of two separate private placements. As discussed above, the Company did receive proceeds totalling $13,860 during its second quarter relating to the exercised of 77,000 share purchase warrants at a price of $0.18 per share by a shareholder.

| Type of Issue | Issue Date YY/MM/DD | Price | Total Securities Issued | Gross Proceeds | Minus(-) Cash Finders Fees | Minus (-) Cash Comm-ission | Net Proceeds |
|---|---|---|---|---|---|---|---|
| N/A | N/A | N/A | N/A | $Nil | $Nil | $Nil | $Nil |
| Total | | | N/A | $Nil | $Nil | $Nil | $Nil |

## 3. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its second quarter ended November 30, 2005 and to the date of this report, January 28, 2004 (the "post quarter review period"):

### (A) OPERATIONS

*SAN CARLOSPROJECT*
*Tamaulipas, Mexico*

As discussed above, during the post quarter review period the Company's work program over the San Carlos property was shut down on December 20, 2004 for Christmas. The program consisted of 31 kilometres of line cutting in the eastern and northern portion of the property from which 560 soil samples and 80 rock samples were collected for geochemical analyses. Detailed geological mapping and prospecting were also carried out in conjunction with a 21 line kilometre Induced Polarization (IP) ground geophysical survey. In late January, the Company mobilized its crew back to the San Carlos property to complete its first phase program by performing an Induced Polarization ground geophysical survey totaling approximately nine (9) kilometres. This program should be completed in the first week of February.

**Exploration Results**

Results from the San Carlos 2004 work program which was performed on the eastern flank of the limestone intrusive contact located on the San Jose claim were very encouraging.

Three styles of mineralization were encountered during the Phase I program and they comprise Cu-W-Au skarn, Ag-Au quartz veining and quartz healed fracture filling, Ag-Au-Zn sulphide veining and Ag-Au-Pb-Zn-Cu siderite/jasperoid veining. The order in which the styles of mineralization are listed is somewhat reflective of their proximity to the main intrusive body; skarns forming proximally and siderite/jasperoid veins distally to the intrusion.

Highlights for rock samples collected are listed in Tables 1 to 4.

**Table 1 Cu-W-Au Skarn**

| Description | Sample | Ag (g/t) | Cu (ppm) | Pb (ppm) | Zn (ppm) | Au (g/t) |
|---|---|---|---|---|---|---|
| Garnet-magnetite skarn 50 cm chip | N114545 | **9.9** | **2000** | 9 | 114 | **2.22** |
| Limonitic jasperoid talus | M452089 | 0.6 | **1585** | <2 | 36 | 0.20 |

Cu-W-Au skarn mineralization was documented in both the eastern and northern parts of the grid. At the eastern locale, it occurs as tan weathering, finely banded, limonitic brown garnet-magnetite skarn. A 0.5 m chip sample taken across the recessive skarn exposure yielded 2.22 g/t Au, 9.9 g/t Ag, 0.20% Cu and 60 ppm W. Abundant banded, hematitic, manganiferous jasperoid containing moderate amounts of

limonite and minor magnetite was discovered in the northern part of the property emanating from a drainage near the intrusive/carbonate contact. A series of samples collected yielded elevated values for copper (to 0.18%), tungsten (to 0.10%) and gold (to 0.20 g/t).

**Table 2 Au-Ag Quartz Veins**

| Description | Sample | Ag (g/t) | Cu (ppm) | Pb (ppm) | Zn (ppm) | Au (g/t) |
|---|---|---|---|---|---|---|
| 3 to 5 cm thick quartz vein | N114544 | **19.9** | 452 | 34 | 45 | **4.27** |
| Thinly laminated, limonitic quartz healed fracture 8cm | N112392 | **180** | **2210** | 52 | **7320** | **8.33** |

Silica flooding occurs at several locales within the main monzonite stock in association with fracture zones developed in the vicinity of the Cu-Au skarn roof pendants. A sample of this material collected from the San Narciso mine site yielded 2.9 g/t Ag, 0.26% Cu and 0.10 g/t Au.

In the eastern portion of the property, gold and silver values of 8.33 g/t and 180 g/t respectively, were obtained from finely laminated manganiferous limonite containing moderate amounts of dark grey quartz lenses and white quartz fragments. This material is believed to be associated with silica healed fracture zones within the carbonates. Similarly, a 3 cm wide piece of white quartz vein talus containing minor dark brown oxide pits and trace amounts of disseminated pyrite yielded 4.27 g/t Au and 19.9 g/t Ag. Both samples were collected from the central portion of a gold anomaly identified by previous operators in the vicinity of a soil sample site which reportedly yielded 1.93 g/t Au.

**Table 3 Au-Ag-Zn Sulphide Vein / Silicification Zones**

| Description | Sample | Ag (g/t) | Cu (ppm) | Pb (ppm) | Zn (ppm) | Au (g/t) |
|---|---|---|---|---|---|---|
| Smithsonite/siderite 20 cm | N114534 | 7 | **2410** | **4720** | **37.50%** | 0.05 |
| Silicified limestone 10 cm | N114543 | **13.5** | 645 | **5130** | **1.29%** | **0.61** |
| Massive pyrite veinlet 1cm | M011874 | **41.2** | 150 | 14 | **1.28%** | **1.46** |
| Silicification Zone 1.2 m | N111999 | **4.7** | 249 | **9340** | **1.44%** | **3.44** |

A series of old workings also discovered within the eastern portion of the grid consists of three square pits excavated along a 330° fracture zone which is associated with highly silicified grey porous limestone. Insitu smithsonite samples collected from a 20 cm wide vein in one of the pits returned 37.5% Zn with anomalous accessory lead, silver and copper. A 1.2 m chip sample taken across a silicified hanging wall exposure from one of the pits yielded 3.44 g/t Au, 4.7 g/t Ag and 1.44% Zn. The zone is exposed intermittently for roughly 25 m before it is obscured by jungle and talus.

A 1 cm massive pyrite veinlet cutting massive limestone at a similar orientation was documented 400 m north of the workings. Chips of this material collected returned 1.46 g/t Au, 41.2 g/t Ag and 1.28% Zn.

**Table 4 Au-Ag-Pb-Zn Siderite / Jasperoid Veins**

| Description | Sample | Ag (g/t) | Cu (ppm) | Pb (ppm) | Zn (ppm) | Au (g/t) |
|---|---|---|---|---|---|---|
| Manganiferous jasperoid and siderite/limonite 10 cm | N112393 | **37.2** | 6220 | **1.52%** | **1.78%** | **1.19** |
| Siderite/limonite 20 cm | N112396 | 2.5 | 2970 | **1.52%** | **5.63%** | **1.84** |
| Hematitic jasperoid 15 cm | N112397 | 3.1 | 576 | 846 | 7360 | **3.73** |

Siderite/jasperoid veins and vein talus were documented within the eastern portion of the property up to 1.5 km from the main monzonite stock. They are steeply dipping, consist of strongly manganiferous red-brown siderite and jasperoid with moderate concentrations of limonite and trace galena. They are

generally between 20 cm and 30 cm wide. Samples collected from four sites returned up to 3.73 g/t Au, 37.2 g/t Ag, 1.52% Pb and 5.63% Zn.

The Cu-W-Au mineralization is constrained mostly to the northern portion of the property while the mineralization described in tables 2 to 4 was collected from a 1.5 by 1.5 km area in the eastern part of the claim block.

Soil geochemical sampling was conducted within a four square km area around the north and eastern periphery of the San Jose monzonite intrusion. The elements gold, silver, copper, lead, zinc, manganese and arsenic were the primary considerations for defining areas of geochemical interest. Table 5 lists these elements and anomalous thresholds.

**Table 5 Geochemical Thresholds**

| Element | Weak | Moderate | Strong | Max Value |
|---|---|---|---|---|
| Au (ppb) | 50 to 100 | 100 to 200 | 200 to 400 | **2570** |
| Ag (ppm) | 0.5 to 1.0 | 1.0 to 2.0 | 2.0 to 4.0 | **23.6** |
| Cu (ppm) | 100 to 200 | 200 to 400 | 400 to 800 | **991** |
| Pb (ppm) | 50 to 100 | 100 to 200 | 200 to 400 | **386** |
| Zn (ppm) | 100 to 200 | 200 to 400 | 400 to 800 | **943** |
| Mn (ppm) | 1000 to 2000 | 2000 to 4000 | 4000 to 8000 | **10,001** |
| As (ppm) | 10 to 20 | 20 to 50 | 50 to 100 | **87** |

The most widely anomalous element of significance for CRD (Carbonate Replacement Deposit) style mineralization is zinc, with values greater than 100 ppm forming an intermittent linear north trending band 3 km long and 1.3 km wide. Clusters of moderately anomalous response outline northwest trends up to 1 km long and 100 m wide. One of these anomalies is believed to coincide with the southeastern extension of the smithsonite silicification zone. Manganese and arsenic response are also largely coincident with zinc while silver and lead values are weakly elevated but do form small clusters that are coincident within the outer periphery of the grid.

Gold geochemical response is strongest in the east central portion of the grid, in an area sampled by previous operators. The anomaly is situated approximately 200 m east of the main monzonite intrusion. Gold values greater than 150 ppb reportedly outlined a continuous northerly trend some 900 m long by up to 450 m wide with peak values up to 2.09 g/t. A 500 m by 400 m section of the grid was resampled in 2004 to test the reproducibility of these numbers. Within the test block, sampling outlined a linear north trending anomaly roughly 400 m by 300 m in size with peak values up to 2.57 g/t Au and strong supporting values over 500 ppb Au. Silver response is also elevated and strongly coincident in this part of the grid with peak values of 23.6 g/t. The highest gold-silver bearing rock sample (8.33 g/t Au and 180 g/t Ag) was collected approximately 200 m south along strike of the anomaly.

As discussed above, a total of 21 km of Induced Polarization survey was completed using a pole-dipole technique in a six to eight level array at 50 m slope chained intervals. The data is currently undergoing inversion modeling and interpretation which should be completed by the end of January. As also discussed above, the IP crew has been mobilized back to the property to complete the survey over the existing grid and prepare infill lines in the vicinity of anomalies identified during the initial phase of ground geophysics.

Samples described above were collected under the supervision of Mr. Bill Wengzynowski P.ENG., and analyzed at ALS Chemex Labs of North Vancouver. Mr. Wengzynowski is also the Company's project

Geological Engineer and qualified person (QP) in accordance with Canadian Securities Association (CSA) National Instrument (NI) 43-101.

**Future**

As discussed above, we expect to receive the inversion modeling and interpretation report for the 21 kilometre Induced Polarization (IP) survey performed over the property by the end of January 2005. When this information is received, it will be compiled with the results from our rock and soil sample analysis, at which time management believes the Company will be in a position to delineate drill targets.

***DEDEE RHODE & DIXIE BELL PROPERTIES***
***Red Lake, Ontario, Canada***

Effective December 31, 2004 the Company did not expend the minimum $14,000 requirement over the property to keep its contract with vendor of the property in good standing. At the time of this writing the Company is negotiating with the vendor for a further extension in time in which to complete the $14,000 work program.

***YANKEE PROPERTY***
***Victoria Island, Canada***

On January 9, 2005 the Issuer received notice from Diamonds North Resources Ltd. that they had received a 60 day notice of lapsing from the Nunavut Mining Recorders Office for the CA37 YANKEE mineral claim. As operator of the property, Diamonds North informed the Issuer that they intend to allow this claim to lapse effective March 7, 2005.

## (B) FINANCIAL INFORMATION

During the post quarter review period there were no other common shares, share purchase warrants or incentive stock options granted or issued.

## (C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the post quarter review period.

## (D) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its post year-end review period.

## (E) INVESTOR RELATIONS

During the post quarter review period Investor Relations activities undertaken by the Company consisted of the Issuer making structural changes and updating its web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements in one prominent business magazine and one business TV show.

## (F) TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were no transactions requiring regulatory approval during the post quarter review period.

## (G) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Issuer did not arrange for or complete any financings during the post quarter review period.

## 4. CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, January 28, 2005, in comparison to the end of the first quarter under review November 30, 2004:

| **Issued and Outstanding** | **January 28, 2005** | **November 30, 2004** |
|---|---|---|
| Common Shares | 9,065,084 | 9,065,084 |
| Share Purchase Warrants | 5,540,941 | 5,540,941 |
| Director/Employee/Consultant Options | 364,270 | 364,270 |
| **Fully Diluted** | **14,970,295** | **14,970,295** |

## 5. LIQUIDITY AND SOLVENCY

The following table is a discussion regarding HAWKEYE's stock volumes and prices. Any reference to stock volumes and prices prior to May 31, 2003, have been stated on a pre-consolidation basis (4:1) and stock volumes and prices subsequent to May 31, 2003 to the date of this report January 28, 2005 are stated on a post-consolidation basis.

This table states the total number of shares traded in your Company including its high, low and closing prices during its second quarter ended November 30, 2004 and the period subsequent to the end of the Issuer's second quarter to the date of this report (column 2 and 3) and compares these figures to the previous four quarters (column 4, 5, 6 and 7) and also to the two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 8 and 9).

| Description | Subsequent to the 2nd Quarter 2004 Ended 04/11/30 to 05/01/28 YY/MM/DD | 2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD | 1st Quarter 2004 04/06/01 to 04/08/31 YY/MM/DD | 4th Quarter 2004 04/03/01 to 04/05/31 YY/MM/DD | 3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD | 2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD | Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD | Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD |
|---|---|---|---|---|---|---|---|---|
| Total Shares Traded | 420,986 | 182,225 | 130,069 | 422,077 | 680,367 | 941,952 | 2,537,225 | 12,577,664 |
| High | $0.30 | $0.30 | $0.38 | $0.50 | $0.54 | $0.35 | $0.54 | $0.15 |
| Low | $0.13 | $0.12 | $0.25 | $0.29 | $0.32 | $0.14 | $0.12 | $0.01 |
| Close | $0.16 | $0.21 | $0.26 | $0.30 | $0.48 | $0.35 | $0.30 | $0.035 |

As discussed above, the Company has experienced a loss of $102,837 for the second quarter ended November 30, 2004 (2003 - $119,758), and, as at November 30, 2004 has a deficit of $6,870,396 (May 31, 2004 - $6,639,037) and a working capital surplus (deficiency) of $71,601 (May 31, 2004 – ($277,680)). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's

future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

## 6. RISK AND OPPORTUNITIES

The following is a discussion of risk and uncertainties that the Company is subject to which are unavoidable and are inherent to the industry. Although we have done our best to state risks that we feel the Company is currently susceptible, additional risks that are not presently known to the Company may impact the Issuer's financial results in the future.

### *Industry*

HAWKEYE is engaged in the exploration of mineral properties which is an inherently risky business. There is no assurance that the Company will ever discover an economically viable mineral deposit on any of its properties. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

### *Gold and Metal Prices*

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other minerals that the Company is exploring for, also have the same or similar price risk factors. These elements can have significant impacts on the industry, the Issuer's stock price which in turn can have an impact on the management's ability to raise future capital to finance the Issuers operations and work programs over its properties.

### *Exchange Rate Fluctuations*

Fluctuation in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

### *Environmental*

HAWKEYE's exploration and development activities are subject to extensive laws and regulations governing environment protection. Although the Company closely follows and believes it is operating in compliance with all applicable environment regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply could result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

### *Laws and Regulations*

HAWKEYE's exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors and contractors to ensure compliance with current laws.

*Title to Properties*

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects and native land claim issues.

*Competition*

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

*Dependence on Management*

The Company strongly depends on the business and technical experts of its management and there is little possibility that this dependence will decrease in the near term.

## 7. OUTLOOK

Management is extremely pleased with the progress that the Company has made during its current quarter under review and to the date of this report. During this period, we commenced our San Carlos work program and received encouraging results. These results should help us attain our short term goals which are to:

A) Complete the final phase of our first phase work program over our San Carlos Property by mid February 2005 as discussed above and possibly commence and complete an airborne geophysical survey over the Dedee Rhode and Dixie Bell Claims in Red Lake during this period;

B) Arrange for and complete a financing to fund our property work programs in 2005. The Issuer has received an expression of interest from a brokerage to complete a significant financing early in 2005;

C) Negotiate for another gold property prospect which would be located in North America, probably in the Red Lake region or Mexico; and

D) Based upon a positive recommendation from our geologist subsequent to the Issuer receiving the final compilation report for the San Carlos property as discussed above, arrange for a significant drill program for the property.

We would like to take this opportunity to thank our valued shareholders for your loyalty and patience since our last communication and to let you know that we appreciate your continued support and to also point out that significant strides have been made during the quarter under review and to the date of this report placing HAWKEYE on solid footing to complete future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

**Toll Free:** 1-800-665-3624 (North America)
**Vancouver** (604) 878-1339
**Facsimile:** (604) 688-3402
**E-mail:** hko@hawkeyegold.com
**Web Site:** www.hawkeyegold.com

**ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.**

Greg Neeld

President & C.E.O.

**DATED: JANUARY 28, 2005**

# NOTES

# NOTES


HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO